UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description June 2022 Operational Update dated 7 July 2022

Press Release

7 July 2022

Argo Blockchain PLC

("Argo" or "the Company")

June 2022 Operational Update

Operational Update

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to provide the following operational update for June 2022.

During the month of June, Argo mined 179 Bitcoin or Bitcoin Equivalents (together, BTC) compared to 124 BTC in May 2022. The increase in BTC mined is primarily due to an increase in total hashrate capacity and greater uptime at the Helios facility compared to the previous month.

Based on daily foreign exchange rates and cryptocurrency prices during the month, mining revenue in June amounted to £3.38 million [$4.35 million*] (May 2022: £3.07 million [$3.89 million*]).

Argo generated this income at a Bitcoin and Bitcoin Equivalent Mining Margin of 50% for the month of June (May 2022: 55%)1. This reduction in mining margin was driven primarily by the reduced price of Bitcoin and higher electricity costs at Helios.

As of 30 June 2022, the Company held 1,953 Bitcoin, of which 210 were BTC Equivalents.

(1) Bitcoin and Bitcoin Equivalent Mining Margin for May 2022 was previously reported to be 62%; however, certain fee invoices for Helios had not been received and were not included in that prior calculation.

Financing Update

During the month of June, the Company sold 637 Bitcoin at an average price of approximately $24,500. Proceeds were used to fund operating expenses and growth capital, as well as to reduce obligations under a BTC-backed loan agreement with Galaxy Digital. This is in line with the Company's risk management strategy that has been in place since January 2022. Throughout 2022, the Company has been selling a significant portion of monthly Bitcoin production, steadily reducing its exposure to its BTC-backed loan, and strengthening its balance sheet. As of 30 June 2022, the Company had an outstanding balance of $22 million under the BTC-backed loan. The Company is confident that it possesses sufficient liquidity to avoid any potential liquidation of the BTC-backed loan if Bitcoin price continues to decline.

Since Q4 2021, the Company has been using derivatives to limit downside risk. Further, in June 2022, the Company hired a full-time derivatives trader to augment its in-house capabilities within risk and treasury management.

Helios Update

During the month of June, delivery and installation of the Company's S19J Pro machines ordered from Bitmain has continued in line with the timetable set out in September 2021. As of 30 June 2022, the Company has paid in excess of 95% of the total purchase price for the Bitmain machines, which includes discounts received as a result of the decrease in the price of Bitcoin. During the month of June, the Company increased its total hashrate capacity to 2.2 EH/s. The Company remains on track to install all 20,000 machines purchased from Bitmain by October 2022.

Additionally, the Company continued to make progress in executing its machine swap agreement with Core Scientific. As of 30 June 2022, 5,000 S19J Pro machines have been delivered and installed under this agreement.

"Ongoing efforts to significantly upscale Argo's mining operations are reflected in this month's numbers and our increased hashrate," said Peter Wall, Argo's CEO. "These numbers, along with our continued installations of the S19J Pro machines, put us in a solid position with regards to our mining capacity.

"We have seen positive results from our risk management strategy through which we have reduced the Company's exposure to its BTC-backed loan, and we have hired a full-time derivatives trader. We believe the Company is well positioned to navigate the current market conditions and further increase our efficiencies."

Non-IFRS Measures

Bitcoin and Bitcoin Equivalent Mining Margin is a financial measure not defined by IFRS. We believe Bitcoin and Bitcoin Equivalent Mining Margin has limitations as an analytical tool. In particular, Bitcoin and Bitcoin Equivalent Mining Margin excludes the depreciation of mining equipment and so does not reflect the full cost of our mining operations, and it also excludes the effects of fluctuations in the value of digital currencies and realized losses on the sale of digital assets, which affect our IFRS gross profit. This measure should not be considered as an alternative to gross margin determined in accordance with IFRS, or other IFRS measures. This measure is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, our gross margin as determined in accordance with IFRS.

The following table shows a reconciliation of gross margin to Bitcoin and Bitcoin Equivalent Mining Margin, the most directly comparable IFRS measure, for the months of May 2022 and June 2022.

	Month Ended 31 May 2022		Month Ended 30 June 2022
	£ (000s)	$ (000s)	£ (000s)	$ (000s)
Gross (loss)1	(11,934)	(14,919)	(14,925)	(18,657)
Gross Margin¹,2	(384%)	(384%)	(429%)	(429%)
Depreciation of mining equipment	2,012	2,516	2,350	2,937
Charge in fair value of digital currencies	11,031	13,790	9,216	11,521
Realised loss on sale of digital currencies	602	752	5,087	6,359

Mining Profit1	1,711	2,139	1,728	2,160
Bitcoin and Bitcoin Equivalent Mining Margin1	55%	55%	50%	50%

(1) Certain fee invoices for Helios had not been received and could not be included in the prior calculations for: Gross (loss) (Previously reported in May 2022 to be £11,719,569/$14,650,191), Gross Margin (Previously reported in May 2022 to be 377%), Mining Profit (Previously reported in May 2022 to be £1,926,383/$2,408,099) and Bitcoin and Bitcoin Equivalent Mining Margin (Previously reported in May 2022 to be 62%).
(2) Due to unfavourable changes in the fair value of Bitcoin and Bitcoin Equivalents in May 2022 and June 2022 there was a loss on change in fair value of digital currencies.

* Dollar values translated from pound sterling into U.S. dollars using the noon buying rate of the Federal Reserve Bank of New York as at the applicable dates

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's or, as appropriate, the Directors' current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed argoblock@tancredigroup.com	+44 7727 180 873 +44 7888 672 701 +44 7915 033 739

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With its flagship mining facility in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. Argo also participates in several Web 3.0, DeFi and GameFi projects through its Argo Labs division, further contributing to its business operations, as well as the development of the cryptocurrency markets. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 7 July 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel